                                                     ---------------------------
                                                          OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number:3236-0145
                                                     Expires: September 30, 1998
                                                     ---------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  7 )*
                                             ---

                           HUNTWAY REFINING COMPANY
--------------------------------------------------------------------------------
                               (Name of Issuer)

                           COMMON STOCK $0.01/share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                      447309-10-5
                 --------------------------------------------
                                (CUSIP Number)

                        Mr. Andre Danesh, Allied Financial Corporation
                        1330 Beacon Street, Brookline, MA 02446
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notice
                              and Communications)

                              September 4, 1998
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13Q to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person; (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes),

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 447309-10-5                                    PAGE 2 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       ANDRE DANESH
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF               1,292,268

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                             1,933,959
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                3,226,227

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             1,933,959
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          3,226,227

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       21.68
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
       IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 447309-10-5                                    PAGE 3 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ALLIED FINANCIAL CORP. PROFIT SHARING PLAN
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              763,200

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               763,200

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                 763,200

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          5.12%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        EP
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 447309-10-5                                    PAGE 4 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      E & S INVESTMENTS
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF               659,900

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                659,900

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                659,900

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
            4.43%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
              PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 447309-10-5                                    PAGE 5 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       ALLIED INVESTMENTS
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              128,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               128,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       128,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          0.86%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
          PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 447309-10-5                                    PAGE 6 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            ANDRE DANESH   1997 IRRY
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                               1,146,059
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                               1,146,059
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                               1,146,059

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
            7.70%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        EP
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1      Security and Issuer
------      -------------------

     This Amendment No. 7 to Schedule 13D is filled with respect to Huntway Refining Company (the "Issuer") which has its principal executive offices at 25129 The Old Road Suite 322 Newhall, CA 91381, (805) 254-1220, and this filing relates to its common stock, par value of $.01 (the "Common Stock"), which is listed for trading on the New York Stock Exchange.

ITEM 2.      Identity and Background
------       -----------------------

     This Amendment No. 7 to Schedule 13D is filed by a group of persons (the "Group") listed below.

     1. Andre Danesh. Mr Danesh's business address is c/o Allied Financial Corp., 1330 Beacon Street, Brookline, Massachusetts 02446. Mr. Danesh's principal occupation is as an investor and he is President of Allied Financial Corp. which has its principal address as set forth above. Mr. Danesh is an American citizen.

     2. Allied Financial Corp. Profit Sharing Plan (the "Profit Sharing Plan"). The Profit Sharing Plan is a qualified sharing trust established under Massachusetts law and has the same principal address as Andre Danesh. Mr.Danesh, identified above, is the sole trustee of the Profit Sharing Plan.

     3. E & S Investments ("E & S"). (E&S is an investment partnership of which Erik Danesh and Sonya Danesh are the sole partners and of which Andre Danesh, identified above, is General Manager, Erik Danesh and Sonya Danesh, Andre Danesh's children, both reside at 188 Mason Terrace, Brookline, Massachusetts 02446.

     4. Allied Investments ("AI"). AI is an investment partnership formed under Massachusetts law having a business address as set forth above of which Andre Danesh, identified above, Doris Sani and Ester Sani are partners. Ester and Doris Sani reside at 1225 Washington Ave, Santa, Monica, CA 90403 and both are U.S. immigrants.

     5. Andre Danesh 1997 IRRY (A.D. 1997 IRRY) is an irrevocable Trust of which Erik Danesh and Sonya Danesh are the sole beneficiaries and both reside at 188 Mason Terrace, Brookline, MA 02446.

     During the past five years no identified person or entity (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body or competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                                      (7)

ITEM 3.   Item and Amount of Funds or other Consideration
          -----------------------------------------------

          The amount of funds used in making purchases of the Issuer's securities is set forth in Item 5 under "transactions". All purchases were from Linder Groth Fund. The source of all funds used were the personal funds of the Group members and some funds were borrowed in connection with these specific transactions; certain members of the Group from time to time to borrow from certain commercial banks making loans in the ordinary course.

ITEM 4.   Purpose of Transactions
          -----------------------

          The securities acquired have been acquired for investment. While the group members have no present plan to do so, Group members may from time to time purchase or sell securities of the Issuer either in private transactions or open market transactions either alone or together with others, and such purchases or sales may be in substantial amounts. Group members may buy between 20 and 50 percent of common stock. Also, Group members reserve the right to conduct a tender offer at any future date although no plan to do so has been formulated as of this date. Except as set forth above, the Group members do not have any, plans or proposals which relate to or would result in any of the transactions set forth in Item 4 of Schedule 13D.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

     5a. The Group members have been a major instrument in restructuring and financing Huntway's debts. AS a result, the Group members were give options to buy 600,000 shares of Huntway at $.50/share. In addition, the Group members will be receiving $245,000 for their services.

                                      (6)

5b.  The Group members ownership of the issuer's Common Stock is as follows:

                             Actual Ownership (1)
                             --------------------


                                  Common Stock
                                  ------------

Andre Danesh                         529,068

Profit Sharing Plan                  763,200

E & S                                659,900

Al                                   128,000

Andre Danesh                       1,148,059


                           Beneficial Ownership (1)
                           ------------------------

                         Sole           % (1)             - Shared              Total           % (1)
                         ----           -----               ------              -----           -----
Andre Danesh          1,292,268         8.68            1,933,959            3,226,227         21.88

Profit Sharing          763,200         5.12                                   763,200          5.12

E & S                   659,900         4.43                                   659,900          4.43

Al                      128,000         0.88                                   128,000          0.88

A.D. 1997 IRRY        1,148,059         7.70                                 1,146,059          7.70

(1) As reported in Report on Form 10-Q for the quarter ending June 30, 1998, 14,880,971 shares are assumed to be outstanding.

(2) Mr. Danesh may be regarded as having sole voting and investing power over the Profit Sharing Plan's shares.

(3) Mr. Danesh may be regarded as having shared voting and investment power over E & S's shares, Al's shares and A.D. 1997 IRRY option

The following is a list of all transactions in securities of the issuer by Group members in the sixty (60) days preceding the date of the event which requires this filing. All transactions were made on the New York Stock Exchange or in the third market through registered broker-dealers.

                                  TRANSACTIONS
                                  ------------

DATE       PERSON                  TRANSACTION         AMOUNT         PRICE
----       ------                  -----------         ------         -----
(1)      Andre Danesh              Purch CS           148,868         $1.00
(1)      E & S Investment          Purch CS           500,000         $1.00
(1)      Profit Sharing Plan       Purch CS           500,000         $1.00
(1) These purchases were made on 8/28/98 which will amount to 7.9% of the outstanding shares

                                      (9)

ITEM 6         Contracts, Arrangements, Understandings or Relationships with
------         -------------------------------------------------------------
               Respect to securities of the Issuer
               -----------------------------------

ITEM 7         Material to be filed as Exhibits
------         --------------------------------

               A. Joint Filing Agreement


                                     (10)

SIGNATURE
---------

After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete and correct as of September 4, 1998.

Dated: September 4, 1998


                                        /s/ Andre Danesh
                                        ---------------------------
                                        Andre Danesh


                                        ALLIED FINANCIAL CORP.
                                        PROFIT SHARING PLAN


                                        BY: /s/ Andre Danesh
                                            -----------------------
                                            Andre Danesh
                                            Sole Trustee


                                        E & S INVESTMENTS


                                        BY  /s/ Andre Danesh
                                           ------------------------
                                           Andre Danesh
                                           General Manager

                                        ALLIED INVESTMENTS


                                        By: /s/ Andre Danesh
                                           ------------------------
                                           Andre Danesh
                                           General Partner

                                     (11)

                                   EXHIBIT A


                            JOINT FILING AGREEMENT
                            ----------------------


The undersigned hereby agree that Amendment No. 7 to Schedule 13D with respect to the shares of Huntway Limited Partners is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13 D-1 (f) under the Securities and Exchange Act of 1934, as amended.


Dated: September 4, 1998


                                        /s/ Andre Danesh
                                        --------------------------------
                                        Andre Danesh


                                        ALLIED FINANCIAL CORP
                                        PROFIT SHARING PLAN


                                        By /s/ Andre Danesh
                                           -----------------------------
                                               Andre Danesh
                                               Sole Trustee


                                        E & S INVESTMENTS


                                        By /s/ Andre Danesh
                                           -----------------------------
                                               Andre Danesh
                                               General Manager


                                        ALLIED INVESTMENTS


                                        By /s/ Andre Danesh
                                           -----------------------------
                                               Andre Danesh
                                               General Manager

                                     (12)